Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following is a Transition Update newsletter that was sent to Peoples Energy employees via email on September 11, 2006.
Transition Update

September 11, 2006

Teams Working to Ensure Smooth Transition

Let’s see now… The Transition Committee. The Name Selection Team. The Organization Design Team. Integration Teams… How many people are working on this project? And who are those guys?

This transaction is a major project, requiring the time and talent of many, employees. To give you an idea of who is involved in what, here is a list of the teams, their business leads and their project managers. For a complete listing of team members, visit the WPS — Peoples Energy transaction information sites on PowerNet or PeoplesNet.

As you can see from the chart, the project’s team structure is extensive. The Transition Committee is led by Larry Weyers and includes senior leaders from both organizations. Their job is to set the direction for the new organization and for the project as a whole.

Working with them as a liaison to the many working teams is the Project Sponsor, Phil Mikulsky. Phil’s job is to make sure the direction of the Transition Committee is accurately and effectively translated into action by the various Project Support teams and Integration teams (see chart below).

It would take more space than we have here to list all team members, so we’ve included just the Business Leads and Project Managers on this roster. For a complete list of teams and their members, visit the WPS-Peoples Transaction sites on PowerNet and PeoplesNet.

Project Support Teams	WPS & PEC Leads	Project Manager(s)
Transition Committee L. Weyers, Champion	Bud Treml, Phil Mikulsky, Bill Morrow, Tom Nardi	N/A
Project Management Team	Greg Lower, Joe Phillips, Jeff Metz	Steve Schilhabel
Project Management Support	Debbie Englebert, Monica Marshall, John Walsh, Mike Zwiers	N/A
Organizational Design Team	Suzan Murray, Bud Treml, Desiree Rogers, Kathy Donofrio	Greg Lower
Name Selection Team	Mark Radtke, Kathy Hartman, Debbie Wendt, Kim Kumiega, Mike Welch, Esther Kang, Ann DeBortoli	Greg Lower
Human Resources & Change Management Support Team	Bud Treml, Bruce LaSota, Kathy Donofrio, Marlene Young-Peel, Maryam Brown	Jane Bootz
Competitive Excellence Support Team	Mike Charles, Janice Fischer	Mike Charles
Communications Support Team	Kathy Hartman, Rod Sierra	Jim Streed
Information Technology Support Team	Nathan Behling, Mike O’Connell	Michelle Landreman, Bob Schommer

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Transition Update — continued

Project Support Teams	WPS & PEC Leads	Project Manager(s)
Transaction Team • Legal • Regulatory Approval • Shareholder Approval	• Legal: Dane Allen, Barth Wolf, Tim Walsh • Regulatory: Dave Kyoto, Kathy Donofrio • Shareholder: Mark Van De Laarschot, Dave Waltz	Dane Allen
Project Integration Teams	WPS & PEC Leads	Project Manager(s)
Legal Services	Barth Wolf, Tim Walsh	Elyse Stackhouse
Regulatory Affairs	Jim Schott, Sammy Fiorella	Les Nishida
Finance & Accounting Team	Diane Ford, Jan McKee, Linda Kallas, Mike Small	Robin Hansen
Human Resources Team	Bud Treml, Bill Laakso, Kathy Donofrio	Mike Hurley
Information Technology Services Team	Nathan Behling, Mike O’Connell	Bob Schommer, Michelle Landreman
Environmental Services Team	Connie Lawniczak, Steve Matuszak	Brian Bartoszek
Supply Chain Services Team	Jerry Johnson, John Cadogan, Jim Robinson	Tim Harteau
Facilities Team	Pat Bourassa, John Cadogan	Bob Brunner
Operations Teams (3) • Gas Supply • Gas Engineering & Field Operations • Customer Value	Ron Mosnik, Roger McCambridge, Mike Radtke, Mike Hildebrand, Tom Zack, Larry Szumski, Rick Taglienti, John Kleczynski	John Voight
Non-regulated Teams (11)	John O’Connell, Deb McDermid, Ann DeBortoli	Julie Becker
Public Affairs Team	Kathy Hartman, Rod Sierra	Jim Streed
Asset Management Team	Boris Brevnov, Tim Herman	Liquin Pan

Organizational Design Team
The OD Team has come up with 10 possible designs for the new organization. They presented them to the Transaction Committee on Friday, Sept. 1 and, based on the discussion there, are now refining them. The Team expects to use the next several days to narrow its options to just a few and to recommend one to the Transition Committee before the end of this month. The Transition Committee will make the final organizational design selection, which will be shared as soon thereafter as possible.

Name Selection Team Update
One of any institution’s most enduring public symbols is its name. Peoples Energy Corporation is a landmark name in the Midwest energy market and its Chicago utility was one of the original Dow-30 companies featured last year in an exhibit at the Museum of Financial History on Wall Street. WPS Resources has a 130-year heritage and this year was named by FORBES magazine as the “Best Managed Utility” in America and by FORTUNE magazine as the “Most Admired Energy Company” in America. A team of representatives from the

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Transition Update — continued

regulated and non-regulated operations of both companies has been formed to help build on that proud history by selecting a new company name.

The holding company name will change, and with it the name of our non-regulated energy marketing operations is expected to change to a similar and complementary name. It is also expected that the names of some of our non-regulated subsidiaries will be consolidated into a single company name.

Consulting firm Kass Uehling, Inc. has been hired to aid in the development of a new organization name. The name change team was chartered on August 18 to begin the name selection process and has since reviewed more than 1,000 potential names — many recommended by the consultant and some recommended by Peoples or WPS Resources employees.

At the team’s August 29 meeting, they further refined the list down to about 6 potential names. Work is being done to determine our ability to trademark the name, any alternate meanings to the name in different languages, and whether we can use it as a Web address. That work is targeted to be completed by September 15, when the team will present the name recommendation to the interim Executive Committee of the Boards. Finally, each company Board will discuss and vote on the new name in October. Once approved, it will be shared with employees.

You Have Questions, We Have (Some) Answers
Many employees have e-mailed or called to ask questions as the transition moves forward. Unfortunately, not all these questions can be answered immediately or individually. It’s important, though, to maintain a regular flow of questions and answers, so we’ll use this space in Transition Update to respond to some of the questions we’ve received. You can also see a current list on PeoplesNet and PowerNet.

Remember, if you have a question about the transaction or about the plans for the transition, feel free to e-mail it to transition@wpsr.com or via the “Answers to Your Questions” link on PeoplesNet.

Transitional Staffing Plan in Place
The Human Resources Support Team has set up a transitional staffing process to accommodate the interests of employees looking for opportunities in both companies.

The first step in the process was taken recently when both companies began to require new-hire postings to be approved by a single leader at each organization: Bud Treml at WPS and Bill Morrow at Peoples. Hiring managers must work through their regular requisition processes before Bud or Bill review the positions, but no new position gets posted without their consent.

If the request passes that executive screening, the position is posted within each organization separately. If positions are posted to the external market, information can be found on the companies Web sites:

•	At WPS, all external postings are available at www.wpsr.com> Career Opportunities. You can also subscribe to that site so you can be automatically notified via e-mail when new positions are posted.

•	At Peoples, positions at the regulated entities are posted at www.pecorp.com> Employment and positions at the non-regulated energy marketing company are posted at www.peoplesenergy.net> Employment.

Please note that if employees at one company bid on a position at the other, they will be considered as any other external candidate.

This transitional staffing process is one way the organizations are working to maximize the

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Transition Update — continued

employment opportunities that arise naturally within both companies. If you have questions, feel free to contact us at transition@wpsr.com or via the “Answers to Your Questions” link on PeoplesNet.

Do You Have Questions?
Remember, you can keep yourself informed in several ways. You can talk with your work group leader or supervisor. You can watch for future editions of Transition Update and suggest subjects we should include here. You can submit questions via e-mail: WPS employees to transition@wpsr. com and Peoples Energy employees via PeoplesNet and the “Answering Your Questions” link. And it’s a good idea to monitor our intranets for periodic updates.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/ prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling Investor Relations 312-240-4366.

Participants in the Proposed Transaction
WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

September 11, 2006

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